June 9, 2005



Mr. Gary J. Novinskie
Chief Financial Officer
Daleco Resources Corporation
120 North Church Street
West Chester, PA  19380


	Re:	Daleco Resources Corporation
		Form 10-KSB/A for Fiscal Year Ended September 30, 2004
Filed February 3, 2005
		Form 10-Q for Fiscal Quarter Ended March 31, 2005
      Filed May 16, 2005
      Response Letter Dated May 4, 2005
		File No. 0-12214


Dear Mr. Novinskie:

      We have reviewed your filings and response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.










Form 10-KSB/A for the Fiscal Year Ended September 30, 2004

Financial Statements

Note 2D. Site Restoration, Dismantlement and Abandonment Costs,
page
48

1. We note your response to our prior comment one. It remains unclear to us why you have not recognized any liabilities associated with your asset retirement obligations. Please address each of the following:

* You indicate that you have met various state bonding requirements dealing with "orphan well" situations. Please explain why this is relevant to the determination of how to account for an asset retirement obligation. Please note that providing assurance that your company will be able to satisfy your asset retirement obligations, does not satisfy or extinguish the related liability. Please refer to paragraph 16 of SFAS 143.

* You indicate that you sell or dispose of properties with the buyer assuming the plugging and abandonment obligations. Tell us whether or not the negotiated sales price takes into account the asset retirement obligations assumed by the buyer. We would expect that the sales price would be reduced by the fair value of the asset retirement obligations assumed. Please explain why this is relevant to your determination of whether or not a liability has been incurred.

Based on the items noted above, it appears that you need to modify your financial statements to reflect your asset retirement obligations based on the guidance provided in SFAS 143.

Note 5 - Mineral Properties, page 50

2. As stated in our prior comment two, we noted your auditor has provided an explanatory paragraph within their opinion that further states the Company "has uncertainty relative to full recoverability of its assets including Clean Age Minerals, Incorporated." We have reviewed your response and it continues to be unclear why your auditor has included this explanatory paragraph. Please contact us regarding this matter at your earliest convenience.

3. We have reviewed your response to prior comment two. Please clarify whether the cumulative projected cash flows included in your supplemental analysis are on a net basis (cash inflows less associated cash outflows).


Note 6 - Patents and Technology, page 51

4. We note your response to our prior comment three. Based on the denial of the patent, please explain why you did not believe the value of this technology was impaired in 2003. Please provide us with an understanding of how you were able to conclude the book value was not impaired at the date of the patent denial or thereafter.

5. We have reviewed your response to prior comment three. Support your conclusion that the consideration given in exchange for your technology at December 1, 2004 was of equivalent value and why you believe this transaction should be accounted for as a "swap".

6. We note in your response that you state "no specific value could be placed on the PSNet securities" and that "no value was assigned to the warrant rights ... since they were priced significantly "out of the money". Explain why you were not able to determine the fair value of the shares received but were able to determine that the warrants were "out of the money". Additionally, explain why the intrinsic value is relevant to determining the fair value of the warrants received as a component of the consideration you received for your technology assets.

Report of Independent Registered Public Accounting Firm on
Supplemental Financial Information, page 65

7. We note your response to our prior comment four. Please amend your document to provide an audit opinion that clearly indicates the scope of information to which it opines.

Form 10-QSB for the Fiscal Quarter Ended March 31, 2005

Note 5 - Mineral Properties, page 12

8. It appears that the dates presented in your tabular presentation of your mineral properties are reversed. Please modify your document to clarify the periods associated with the balances.







Petroleum Engineering Comments

Description of Business, page 2

	Proved Reserves, page 8

9. We note your response number nine. We are not convinced that reserves can differ "substantially" and still meet the test of "reasonable certainty." In future filings, replace that term and replace it with disclosure comparable to what is contained in your supplemental response. Provide examples of some of the reasons why estimates prepared by different engineers might vary.

Description of Properties, page 17

	Texas, page 18

10. Regarding your response number ten, we do not agree that anectodal evidence is sufficient reason for describing potential oil and gas production as significant. Absent confirming offsetting production for your specific properties, you do not appear to have sufficient basis to suggest that your properties will result in "significant" production when they are developed. Please revise this disclosure in future filings.

Estimated Net Quantities of Proved Oil and Gas Reserves, page 69

11. Regarding your response number twelve, you state that a significant portion of the negative revision was due to "business based" changes or specifically, sales of producing properties that you completed in the later part of 2002. If reserves are adjusted for property acquisitions or property sales, these changes are to be reflected in those line items in the reserve reconciliation table described in FASB 69. We do not believe that it is appropriate to account for reserve changes due to property sales under revisions of reserves. Please revise your document to properly account for reserve changes in the reserve reconciliation table. Regarding the other "production performance based" related reserve changes, you should disclose these reasons for the material reduction in reserves.
Please also include these descriptions of your reserve changes in your revised document.






Mining Engineering Comments

General

12. The response to comment 14 in regard to the location and means of access to the mineral properties may be addressed by referencing a nearby city or town, then providing general directions from that location to the mine site, referencing major roads or other means of access. This may be prepared with the small map illustrating the property location.

13. The response to comment 14 in regard to the brief description of the rock formations and mineralization of existing or potential economic significance on the property may be addressed by a general description of the geologic environment at each deposit. The type of mineral deposit, how minerals of economic importance were concentrated at this location, other associated rock types or other pertinent features affecting the project economics may be described.

14. The response to comment 14 in regard to the source of power may be resolved by disclosing that a readily available source of electric power in not available on site and portable electric generators must be used.

15. The response to comment 17 describes the mineral reserves as proved reserves. Industry Guide 7 only designates proven or probable reserves. Proved reserves are more appropriate for oil & gas reserves. When reporting the reserves, disclose the cutoff grade or the quality component which is used to separate ore and waste. This is used to evaluate the potential of the mineral properties. Disclose the operating costs and recovery parameters used to determine the cutoff grade estimate. Show that this calculation demonstrates the cutoff grade or the quality component used to define a mineral resource has reasonable prospects for economic extraction. In establishing the cut-off grade, it must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices.

Closing Comments

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Kevin Stertzel at (202) 551- 3723, or Jill Davis, Branch Chief, at (202) 551- 3683 if you have questions regarding comments on the financial statements and related matters.
You may contact James Murphy, Petroleum Engineer, at (202) 551-
3703
with questions about petroleum engineering comments. You may contact
Ken Schuler, Mining Engineer, at (202) 551-3718 with questions about mining engineering comments. Please contact me at (202) 551- 3740 with any other questions.

								Sincerely,



								H. Roger Schwall
								Assistant Director

cc: 	Mr. C. Warren Trainor


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Mr. Gary J. Novinskie
Daleco Resources Corporation
June 9, 2005
page 6




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
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